Exhibit 99.1

4Front Announces Preliminary Third Quarter 2019 Systemwide Pro Forma Revenue and Earnings Release Date

Company will release full financial results November 29, 2019, and host a conference call Monday, December 2, prior to market open

VANCOUVER and PHOENIX, Nov. 12, 2019 /CNW/ - 4Front Ventures Corp. (CSE: FFNT) (OTCQX: FFNTF) ("4Front" or the "Company") is providing preliminary Systemwide Pro Forma Revenue, as well as preliminary revenue, for its third quarter ended September 30, 2019 ("Q3 2019"). Q3 2019 financial results are the first to incorporate the financial results of assets previously owned by Cannex Capital Holdings, Inc., which completed its merger with 4Front on July 31, 2019.

Based on preliminary information, and subject to potential accounting adjustments, 4Front's Q3 2019 Systemwide Pro Forma Revenue was $16,902,029, an increase of more than 20% over the last quarter ($14,058,442), as disclosed in its release dated August 29, 2019. The Company regards Systemwide Pro Forma Revenue, a non-IFRS measure, as an appropriate indicator of the economic scale of its business. (Please see discussion of this Non-IFRS measure below.) The Company is also announcing preliminary IFRS revenue of $7,517,621 for Q3 2019.

"We continued to make significant strides through the third quarter of 2019 driven both by our integration with Cannex and organic development of our operations," said Josh Rosen, CEO of 4Front. "While the revenue growth is important, the future success of this company is being driven forward by the operational milestones we continue to achieve. I look forward to providing investors deeper insight into our performance and strategic plans on our December 2nd earnings call."

The Company plans to release full financial results after markets close on November 29, 2019. Management will host a conference call to discuss the financial results the following Monday, December 2, at 9 a.m. EST.

Earnings Conference Call
The Company will host a conference call with management on Monday, December 2, at 9 a.m. EST. Join by dialing 1-877-407-0792 toll free from the United States or Canada or 1-201-689-8263 if dialing from outside those countries.

The call will be available for replay if you're unable to join. To access the replay, which will be available until Monday, Dec. 9, dial 1-844-512-2921 toll free from the United States and Canada, or 1-412-317-6671 if dialing from outside those countries, and using this replay pin number: 13696657.

Non-IFRS Financial Measures
4Front uses Systemwide Pro Forma Revenue, which is not a measurement included in the International Financial Reporting Standards (IFRS), to capture total revenue plus revenue from entities with which the Company has a management contract, or effectively similar relationship (net of any management fee or effectively similar revenue), but does not consolidate the financial results of per IFRS 10 – Consolidated Financial Statements, plus revenue from pending and closed acquisitions as if such acquisitions had occurred on January 1, 2019. 4Front considers this measure to be an appropriate indicator of the growth and scope of the business. The following table provides a reconciliation of Systemwide Pro Forma Revenue to its closest IFRS measure.

Systemwide Pro Forma Revenue	Q3 2019
Reported Revenue (IFRS)	$7,517,621.00
Managed Revenue Adjustments (non-IFRS)	$9,384,408.00
Systemwide Pro Forma Revenue (non-IFRS)	$16,902,029.00

About 4Front Ventures Corp.
4Front is a cannabis company designed for long-term success and built upon battle-tested operating capabilities at scale, experienced and committed leadership, a strategic asset base, and a commitment to being a magnet for talent. From plant genetics to the cannabis retail experience, 4Front's team applies expertise across the value chain. 4Front has invested heavily to assemble a comprehensive collection of management skills and hands-on operating expertise to capitalize on the unique growth opportunity being afforded by the increased legalization of cannabis. For more information, visit 4Front's website.

This news release was prepared by management of 4Front Ventures, which takes full responsibility for its contents. The Canadian Securities Exchange ("CSE") has not reviewed and does not accept responsibility for the adequacy of this news release. Neither the CSE nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Forward Looking Statements

Statements in this news release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed here and elsewhere in 4Front Ventures' periodic filings with Canadian securities regulators. When used in this news release, words such as "will, could, plan, estimate, expect, intend, may, potential, believe, should," and similar expressions, are forward-looking statements.

Forward-looking statements may include, without limitation, statements related to future developments and the business and operations of 4Front Ventures, developments with respect to legislative developments in the United States and the proposed trading dated of the resulting issuer.

Although 4Front Ventures has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in the forward-looking statements, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended, including, but not limited to: dependence on obtaining regulatory approvals; investing in target companies or projects which have limited or no operating history and are engaged in activities currently considered illegal under U.S. federal laws; change in laws; limited operating history; reliance on management; requirements for additional financing; competition; hindering market growth and state adoption due to inconsistent public opinion and perception of the medical-use and adult-use marijuana industry and; regulatory or political change.

There can be no assurance that such information will prove to be accurate or that management's expectations or estimates of future developments, circumstances or results will materialize. As a result of these risks and uncertainties, the results or events predicted in these forward-looking statements may differ materially from actual results or events.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this news release are made as of the date of this release. 4Front Ventures disclaims any intention or obligation to update or revise such information, except as required by applicable law, and 4Front Ventures does not assume any liability for disclosure relating to any other company mentioned herein.

View original content to download multimedia:http://www.prnewswire.com/news-releases/4front-announces-preliminary-third-quarter-2019-systemwide-pro-forma-revenue-and-earnings-release-date-300956083.html

SOURCE 4Front

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/November2019/12/c6658.html

%CIK: 0001627883

For further information: Investor Contact: Andrew Thut, Chief Investment Officer, IR@4frontventures.com, 602-633-3067; Media Contact: Anne Donohoe / Nick Opich, KCSA Strategic Communications, adonohoe@kcsa.com / nopich@kcsa.com, 212-896-1265 / 212-896-1206

CO: 4Front

CNW 07:30e 12-NOV-19